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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                WCM CAPITAL, INC.
                                -----------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    92924P203
                                   -----------
                                 (CUSIP Number)


                                  ------------

                           76 Beaver Street, Suite 500
                            New York, New York 10005
                                 (212) 344-2828

                                 ---------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

-----------------------------                                 ------------------
CUSIP NO. 92924P203                                           PAGE 1 OF 1 PAGE
-----------------------------                                 ------------------

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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               RICHARD GLADSTONE and LAURIE GLADSTONE TRUST, DATED JUNE 7, 2000, MATTHEW DOLLINGER AND FLOYD G. GROSSMAN, TRUSTEES

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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                          (b)|X|

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3              SEC USE ONLY

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4              SOURCE OF FUNDS*

               OO
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

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6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

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          NUMBER OF             7          SOLE VOTING POWER
           SHARES                          296,000 shares of common stock
        BENEFICIALLY
                            ----------------------------------------------------
          OWNED BY              8          SHARED VOTING POWER
            EACH                           0
                            ----------------------------------------------------
          REPORTING             9          SOLE DISPOSITIVE POWER
           PERSON                          296,000 shares of common stock
                            ----------------------------------------------------
            WITH               10          SHARED DISPOSITIVE POWER
                                           0

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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               296,000 shares of common stock

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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.4% of outstanding common shares

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14             TYPE OF REPORTING PERSON*

               OO
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                                   ATTACHMENT

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D relates is as follows:

Common stock (the "Common Stock") of WCM Capital, Inc., a Delaware Corporation (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 76 Beaver Street, Suite 500, New York, New York 10005.

ITEM 2. IDENTITY AND BACKGROUND

1.       (a)      Name:                     Matthew Dollinger, Trustee

         (b)      Business Address:         One Old Country Road
                                            Carle Place, New York 11514

         (c)      Occupation:               Attorney

         (d) Mr. Dollinger, during the last five years, has not been convicted in a criminal proceeding.

         (e) Mr. Dollinger, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:      U.S.A.

2.       (a)      Name:                     Floyd G. Grossman, Trustee

         (b)      Business Address:         One Old Country Road
                                            Carle Place, New York 11514

         (c)      Occupation:               Attorney

         (d) Mr. Grossman, during the last five years, has not been convicted in a criminal proceeding.


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         (e)      Mr. Grossman, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:      U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 7, 2000, Mr. Gladstone made a loan in the amount of $1,100,000 with his personal funds pursuant to the terms of a loan agreement (the "Loan"). The 296,000 shares of Common Stock of the Company were pledged and held in the Trust as security for the repayment of the Loan (the "Pledged Shares"). On or about June 1, 2001, the borrower under the Loan defaulted on the Loan, and the Trust took ownership of the Pledged Shares.

ITEM 4. PURPOSE OF THE TRANSACTION

The Trust acquired the Pledged Shares as a result of the borrower's default under the terms of the Loan (see Item 3).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)      296,000 shares or 22.4% of the outstanding Common Stock.

(b) Shared power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 296,000 shares of Common Stock held by the Reporting Person.

(c) On or about June 1, 2001, the Reporting Person received 296,000 shares of Common Stock of the Company as a result of the borrower's default under the terms of the loan (see Item 3).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: June 1, 2001


                                                       /S/ MATTHEW DOLLINGER
                                                     ---------------------------
                                                     Matthew Dollinger, Trustee

                                                      /S/ FLOYD G. GROSSMAN
                                                     ---------------------------
                                                     Floyd G. Grossman, Trustee



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